03 AUG -7 AM 7:21

Grupo Dataflux, S.A. de C.V.

Date: Jul 25th, 2003



U.S. Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, RM. 3099
Mail Stops 3-7
Washington D.C. 20549
FAX: (202) 942-9624

SUPPL

Re: Grupo Dataflux, S.A. de C.V. No. 82-4899

Dear Sirs:

Find attached 1 press release submitted to you in order to maintain our exemption pursuant to Rule 12g3-2(b) of the Securities and Exchange Act of 1934. Grupo Dataflux, S.A. de C.V. claims exemption under Rule 12g3-2(b) number 82-4899.

Sincerely,

Adrián González
Grupo Dataflux
Investor Relations


Dataflux

DATAFLUX REPORTS 2Q03 RESULTS

– CNCI's University Accumulated Operating Income increased 47% to Ps$15.1 million –
– Dataflux's Accumulated Operating Expenses decreased 12% to Ps$88.3 million –
– Bank Debt decreased 37% to Ps$26.1 million –
– Cash Assets registered Ps$56.7 million –

Monterrey, Mexico, July 25, 2003 — Grupo Dataflux, S.A. de C.V. (BMV: Dataflx B, ADR I: GDFXY) and its subsidiary, the CNCI University; the Mexican Education company with the largest geographical reach, reported its second quarter 2003 results.

June 2003 – Accumulated Results

Operating income registered Ps$7.5 million pesos as of June 2003, coming from Ps$8.6 million as of June 2002; this represents a 14% decline. EBITDA reached Ps$20.4 million, decreasing 8% compared to the first six months of 2002.

"These results reflect Makrocomputo's (our Colombian subsidiary) performance. Makrocomputo is currently inmersed in the Colombian PCs and peripherals distribution chain shift, very similar to the one we lived in Mexico in 1999 -in which manufacturers started selling direct- leaving the role of the wholesaler out of the chain. Nevertheless, the CNCI University (our Education subsidiary and core business) posted strong results." commented Alberto Hinojosa-Canales, Dataflux's Vice Chairman.

Net Income Cash (net income excluding entries that do not impact cash flow) registered Ps$14.8 million.

GRUPO DATAFLUX, S.A. DE C.V. AND ITS SUBSIDIARIES
ACCUMULATED INCOME STATEMENT
In Thousands of Pesos

	Jun 02	Jun 03	Gwth %
Sales	343,354.0	272,464.0	-21%
Gross Income	109,007.0	95,769.0	-12%
Operating Income	8,651.0	7,473.0	-14%
EBITDA	22,241.0	20,355.0	-8%
Net Income	2,424.0	(6,678.0)	n.a.
Net Income Cash	17,095.0	14,833.0	-13%

Dataflux remains posting a strong Balance Sheet. As of June 2003 its bank debt registered only Ps$26.1 million and its cash assets Ps$56.7 million.

"We remain with a very healthy financial condition, we have chosen a financially conservative path that allows us to consolidate our Education operation. Our Interest bearing debt to Equity

ratio is currently 0.04 times, and our EBITDA to Interest Expense coverage is at 13.9 times." commented Celestina Aguilar, Dataflux's CFO.

2Q03 - Quarterly Results

Operating income registered Ps$2.5 million pesos in 2Q03, coming from Ps$3.5 million in 2Q02; this represents a 30% decline. EBITDA reached Ps$9.3 million, decreasing 9% compared to 2Q02.

Net Income Cash (net income excluding entries that do not impact cash flow) registered Ps$6.6 million.

GRUPO DATAFLUX, S.A. DE C.V. AND ITS SUBSIDIARIES
QUARTERLY INCOME STATEMENT
In Thousands of Pesos

	2Q02	2Q03	Gwth %
Sales	162,860.0	129,812.0	-20%
Gross Income	54,100.0	42,695.0	-21%
Operating Income	3,552.0	2,480.0	-30%
EBITDA	10,196.0	9,286.0	-9%
Net Income	(1,349.0)	(6,286.0)	n.a.
Net Income Cash	7,831.0	6,592.0	-16%

Education- CNCI University

The CNCI's University network is currently composed of 79 locations where Technical Training, College and University education is provided.

"In this quarter we grew from 3 to 13 locations providing Regular College programs and from 0 to 59 locations providing Open College education", commented Guillermo Enriquez, CNCI's University Dean. "We now have 3,360 Open College students, other 763 taking Regular College courses, 51 in University and 9,300 enorlled in Techincal Training programs".

The CNCI University recorded accumulated sales for the first six months of 2003 of Ps$100.1 million pesos, decreasing 5% versus 2002. Its operating expenses decreased 13% to Ps$65.0 million, leading to an accumulated operating income of Ps$15.1 million, growing 47% compared to the same period of 2002.The CNCI University reported an EBITDA of Ps$16.9 million.

In this quarter the CNCI University is also operating 4 franchise locations in the cities of; Oaxaca, Tuxtla Gutierrez, Tapachula and Tijuana. It also has 7 additional franchise locations ready to launch in the cities of; Chihuahua, Ciudad Juarez, Cancun (2), Hermosillo, Merida and Mexicali.

"Our Franchising plan aims at allowing to keep the CNCI's University growth in regions that due to its location or market characteristics we would not cover on our own, regions that demand the expertise of a local partner in order to implement a successful program." Commented Mr. Enriquez.

Distribution - Makrocomputo (Colombia)

"As we have mentioned before, the Colombian PCs distribution industry is experimenting a similar situation to the one Mexico lived in 1999, in which PCs manufacturers started serving customers directly. This situation has impacted Makrocomputo's sales dramatically and we do not see a change in this situation in the near future." Commented Juan D. Tovar, Dataflux's, CEO.

Accumulated sales registered Ps$172.3 million Mexican pesos, coming from Ps$237.8 million, a 28% decrease. Operating income recorded Ps$2.0 million compared to Ps$7.7 million for the first six months of 2002, this represents a 74% decrease. Accumulated EBITDA recorded Ps$2.7 million with a 58% reduction.

Internet - Todito.com (non-consolidated operation)

Todito's total sales were Ps$83.1 million pesos for the first six months of the year, a growth of 31% versus 2002. Its gross income grew 27% reaching Ps$59.3 million.

Its operating expenses registered Ps$123.7 million, of this total Ps$87.6 million relates to TV advertising on TV Azteca, which do not imply cash outflows. As a result, Todito registered an EBITDA of Ps$30.6 million pesos growing 48%.

Todito also registered excellent results on its prepaid Internet access service Todito Card. In this line, Todito recorded a 99% sales increase reaching Ps$25.8 million, and new user activations grew 447% to a total of 238,884.

Other Dataflux Consolidated Results

Accumulated Results - Sales decreased 21% from Ps$343.3 million as of June 2002 to Ps$272.5 million as of June 2003. Operative expenses decreased 12% reaching Ps$88.3 million. Dataflux's integral financing cost registered Ps$0.4 million as of June 2003.

Quarterly Results - Sales decreased 20% from Ps$162.9 million in 2Q03 to Ps$129.8 million in 2Q03. Operative expenses decreased 20% reaching Ps$40.2 million. Dataflux's integral financing cost registered a positive Ps$0.8 million for 2Q03.

"Dataflux future is based on its Education Division, and it is towards this that we will aim our strategy. We expect to see similar sales decreases in the coming quarters due to Makrocomputo´s situation, but we also see our operation profit and EBITDA lines growing due to the CNCI´s Univeristy performance." Said Mr. Guillermo Salinas-Pliego, Datalfux's COB.

With the exception of historical information, the matters discussed in this press release are forward-looking statements.

Company Profile
Grupo Dataflux, S.A. de C.V. (BMV: Dataflx B) is a Mexican Education and Information Services company whose core holdings are Universidad CNCI, the Mexican Education company with the largest geographical reach *and Todito.com, a leading Spanish language Internet portal and marketplace targeting North American Spanish-speakers. It also offers PCs and peripherals distribution services in Colombia.*

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Investor and Press Inquiries

Celestina Aguilar, Celestina_aguilar@dataflux.com.mx, Tel: 818.221.2000, Fax: 818.221.2091